Exhibit D

A Single insured fidelity bond in the following amount would have been acquired and maintained by each of the following investment companies had they not been named as an insured under a joint insured policy:

Investment Company	Assets as of 7/31/2018	Minimum Required Coverage

Pear Tree Funds
Small Cap Fund	$132,749,539	$525,000
Quality Fund	$139,993,423	$525,000
Emerging Markets Fund	$ 108,633,962	$525,000
Foreign Value Fund	$3,390,014,513	$1,900,000
Foreign Value Small Cap Fund	$1,051,880,544	$1,250,000